Filed by The Bank of New York Company, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: The Bank of New York Company, Inc. (Commission File No.: 1-06152)

Mellon Financial Corporation (Commission File No.: 1-07410)

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

The following is a letter from Thomas A. Renyi sent to all employees of The Bank of New York Company, Inc. on January 18, 2007 announcing fourth-quarter earnings.

To: All Employees

Subject: Fourth Quarter Earnings

Today we are reporting adjusted fourth quarter earnings of $435 million or 58 cents per share, excluding merger and integration costs and the gain on the sale of the retail business, up from the $405 million or 53 cents per share in the same period in 2005. For the full year, operating earnings per share were up more than 11 percent. Here are some highlights:

■	Outstanding issuer services results, reflecting strength in Depositary Receipts and Corporate Trust
■	Broker-dealer services revenue growth of 16 percent over last year’s fourth quarter
■	Strong performance in global custody activities, with a 10 percent growth in investor services fees over last year’s fourth quarter
■	Private Banking and Asset Management fees were up 25 percent sequentially
■	Strong net interest margin
■	Continued excellent asset quality

Our excellent performance in the fourth quarter capped off what has been a watershed year for our Company. Throughout 2006 we proved our ability to execute on numerous levels. Quarter after quarter we demonstrated the earnings power of our franchise and our ability to execute on the opportunities within our client base. We continued to win new business, gain recognition for our service quality and maintain sound expense management to bring as much of our revenue growth as possible to the bottom line. During the fourth quarter, I was especially pleased with our strong performance in Issuer Services and Asset Management – just two of the standouts in a quarter in which every business line performed well.

From a strategic standpoint, in 2006 we completed the asset swap that made us the clear global leader in corporate trust and formed BNY ConvergEx, which has greatly strengthened our position in agency brokerage and equity execution. These two transactions sharpened our focus, strengthened our profile and helped set the stage for the year’s defining transformational event – our agreement to merge with Mellon Financial Corporation to create the largest securities servicing and asset management firm globally.

Taking all these accomplishments into account, I think it is safe to say we will look back upon 2006 as a defining period for our Company.

We entered 2007 with great momentum, a strengthened business profile and a generally favorable capital markets environment. Given those factors and our demonstrated ability to execute on our goals, we have greater confidence than ever in our capacity to deliver strong results in the year ahead. The pending merger with Mellon raises our prospects to an entirely new level, opening up new opportunities to lead, grow and set a higher standard for performance.

That said, we are not about to wait on the merger or allow the integration process to distract us from the opportunities at hand. Each of us needs to stay focused on winning new clients, providing the clients we have with great service and continuing to move our growth initiatives forward.

It is an exciting time, and I thank you for your contributions throughout the year, your enthusiasm about the pending merger and your determination to ensure we do right by every client throughout the merger planning process.

Thomas A. Renyi

Chairman and Chief Executive Officer

A complete copy of the earnings release is available on the employee intranet, myWorld.